Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JUNE 15, 2023

TO THE PROSPECTUS DATED APRIL 13, 2023

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 13, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2023;

•	to disclose the calculation of our May 31, 2023 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

July 1, 2023 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of July 1, 2023 (and repurchases as of June 30, 2023) is as follows:

Transaction Price (per share)
Class D	$10.48
Class I	$10.53
Class S	$10.87
Class T	$10.87

As of May 31, 2023, we had not sold any Class T or Class S shares. As a result, the transaction price for our Class T and Class S shares is equal to the NAV per share for our Class E shares as of May 31, 2023. Class E shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2023 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV as of May 31, 2023 ($ and shares in thousands):

Components of NAV	May 31, 2023
Investments in real estate	$214,930
Investment in real estate debt	16,825
Investments in real estate-related and other securities	6,534
Cash and cash equivalents	6,503
Restricted cash	185
Other assets	7,117
Debt obligations	(114,491)
Other liabilities	(2,416)
Accrued performance participation allocation	(140)
Stockholder servicing fees payable the following month (1)	—
Non-controlling interests in joint ventures	(8,017)
JPMIM mandatorily redeemable Class E units(2)	(49,458)
Net Asset Value	$77,572
Number of outstanding shares of common stock	7,227

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of May 31, 2023, we had not incurred any stockholder servicing fees.

(2)

Represents Class E units in the Operating Partnership held by J.P. Morgan Investment Management Inc. (the “Adviser” or “JPMIM”) that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem the Class E units once sufficient availability exists under the share repurchase agreements. Therefore, the Class E units held by JPMIM are classified as a liability pursuant to ASC 480 Distinguishing Liabilities From Equity and are presented as “JPMIM mandatorily redeemable Class E units” at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the JPMIM mandatorily redeemable Class E units are carried at their cash redemption value as if the units were repurchased or redeemable at the reporting date, which equals NAV per unit of $10.87. As of May 31, 2023, there were approximately 4.5 million Class E units outstanding.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of May 31, 2023 ($ and shares in thousands, except per share data):

NAV Per Share	Class D Shares	Class I Shares	Class S Shares	Class T Shares	Class E Shares	Total
Net asset value attributable to common stockholders	$1,879	$28,881	$-	$-	$46,812	$77,572
Number of outstanding shares	179	2,743	-	-	4,305	7,227
NAV per share	$10.48	$10.53	$-	$-	$10.87

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2023 valuations, based on property types. Once we own more than one industrial property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.56%	5.13%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	2.11%	1.99%
(weighted average)	0.25% increase	(2.11)%	(1.89)%
Exit Capitalization Rate	0.25% decrease	3.68%	3.22%
(weighted average)	0.25% increase	(3.16)%	(2.96)%

Status of our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 2,878,003 Class I and 213,226 Class D shares in the primary offering for toal proceeds of approximately $31.7 million ($29.5 million and $2.2 million, respectively). We have issued 10,117 Class I shares and 714 Class D shares for total proceeds of approximately $112,000 ($105,000 and $7,000, respectively), pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold in this offering any Class S or Class T shares. We intend to continue selling shares in the public offering on a monthly basis.

Prospectus Update

The following disclosure is added to the “Experts” section of the Prospectus.

The amounts of the estimated market values of our investments in real estate as of May 31, 2023 presented on page 2 of this Supplement under the section “May 31, 2023 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.